Exhibit 12.1

                Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
                                                           (In thousands)

                                                                                                                Three Months Ended
                                                                    Year Ended December 31,                          March 31,
                                                  ------------------------------------------------------------  --------------------
                                                                                                    Pro Forma             Pro Forma
                                                  1996      1997      1998       1999       2000      2000        2001      2001
Pretax loss from continuing operations before
  equity in unconsolidated affiliate            $(7,166) $(22,156) $(101,853) $(183,746) $(315,649) $(376,622) $(108,577) $(108,577)
                                                -------- --------- ---------- ---------- ---------- ---------- ---------- ----------
Fixed charges:(a)
Interest expense                                  8,885    14,275     44,559     64,904    122,102    138,448     34,331     34,331
Interest expense in discontinued operations       3,570     1,819         46         55         22         22         --         --
Interest expense in rentals                         237       351        541        754      1,045      1,045        568        568
                                                -------- --------- ---------- ---------- ---------- ---------- ---------- ---------
Total fixed charges                              12,692    16,445     45,146     65,713    123,169    139,515     34,899     34,899
                                                -------- --------- ---------- ---------- ---------- ---------- ---------- ---------
Earnings before fixed charges                   $ 5,526  $ (5,711) $ (56,707) $(118,033) $(192,480) $(237,107) $ (73,678) $ (73,678)
                                                ======== ========= ========== ========== ========== ========== ========== ==========

Deficiency in earnings for fixed charges        $(7,166) $(22,156) $(101,853) $(183,746) $(315,649) $(376,622) $(108,577) $(108,577)
Pretax preferred dividend requirement                --    12,215     23,207     22,885     60,688     28,487      8,349      8,002
Combined fixed charges and preferred dividends   12,692    28,660     68,353     88,598    183,857    168,002     43,248     42,901
Deficiency in earnings for combined fixed
  charges and preferred dividends                (7,166)  (34,371)  (125,060)  (206,631)  (376,337)  (405,109)  (116,926)  (116,579)

(a) For the purpose of the calculations of the above amounts, fixed charges include amortization of deferred financing costs and a component of operating lease expense that represents an appropriate interest factor.